

September 30, 2010

Mr. Zedong Xu
Chief Financial Officer
Harbin Electric, Inc.
No. 9 Ha Ping Xi Lu
Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin, China 150060

      Re: Harbin Electric, Inc.
           Form 10-K for the year ended December 31, 2009
           File No. 001-33276

Dear Mr. Xu:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

General

1. We note that the date of your annual meeting of stockholders was July 26, 2010. Please tell us when you intend to file a current report on Form 8-K to report the results of that stockholder vote. See Item 5.07 of Item 8-K. Also provide us your analysis regarding the effect of such filing now on your ability to use short-form registration statements. See Question 114.04 of our Securities Act Forms Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Item 1. Business, page 3

Customers, page 8

2. We note the customer mentioned in the first sentence of this section. If sales to a customer exceed 10% of your revenues and the loss of that customer would have a material adverse effect on you, please identify that customer in future filings. Refer to Item 101(c)(vii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 24

3. We note that your fiscal year 2009 revenue has increased by approximately 85% as compared to fiscal 2008 and noted from your disclosure that the increase is primarily related to the acquisition of Xi'an Tech Full Simo, which contributed $44 million in revenues, the increase in linear motor sales, the increase specialty micro motors, and the increase in industrial rotary motors. In light of the significant increase in revenue for fiscal year 2009 as compared to the prior year, your MD&A disclosure does not appear to provide investors with a thorough analysis that provides readers a view of the company through the eyes of management. When individual line items, disclosed in your statements of operations, significantly fluctuate in comparison to the comparable prior period, please quantify, and disclose the nature of each item that caused the significant change. For example, please quantify each material factor, i.e. such as price changes and / or volume changes by type of product, disclose separately the effect on operations attributable to each factor causing the aggregate change from year to year and disclose the nature of or reason for each factor causing the aggregate change. The analysis should reveal underlying material causes of the factors described and any future impact on operating results. Please incorporate the above comment to all of the disclosures in the analysis of your results of operations in MD&A in future filings, including operating expenses. For further guidance, please refer to Item 303 and the related instructions in

Regulations S-K as well as SEC Interpretive Release No. 33-8350. Please provide us with your revised proposed disclosure as part of your response.

Investment Activities, page 31

4.   We note the disclosure that a portion of the proceeds from your August 2009 offering were used to pay for the October 2, 2009 acquisition of Simo Motor. Please tell us when you commenced negotiations regarding that acquisition and provide us your analysis of what disclosure regarding that acquisition was required in the prospectus for that offering in light of the status of the negotiations at that time.

Item 10. Directors…, page 38

5.   Your disclosure here does not appear to comply with the requirements of Item 401(e) of Regulation S-K, as revised by Securities Exchange Act Release 34-61175 (Dec. 16, 2009). Please amend your filing accordingly, and include such disclosure in future filings.

Item 11. Executive Compensation, page 41

Elements of our executive compensation program

6.   In addition to discussing the general considerations applicable to the amounts and elements of compensation that you pay, please tell us and revise future filings to disclose the specific, material reasons for the amounts you determined to award your named executive officers during your last-completed fiscal year. For example, it is unclear from your current disclosure why Ms. Shue received the largest base salary and received the largest option award. It is similarly unclear what factors were considered in determining to award Ms. Shue a bonus and why your other named executives did not also receive a bonus.

7.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe in detail the process you undertook to reach that conclusion.

Summary Compensation Table, page 41

8.   The disclosure here and on pages 43-44 regarding amounts recognized for financial statement reporting purposes does not appear to comply with the requirements of Item 402(c)(2)(vi) and Item 402(k)(2)(iv) of Regulation S-K, as revised by Securities Exchange Act Release 34-61175 (Dec. 16, 2009). Please amend your filing accordingly.

Item 13. Certain Relationships and Related Transactions…, page 47

9.   In your future filings, please provide the disclosure required by Item 404(b) of Regulation
        S-K.

Signatures, page 53

10.   In future filings, please include the signature of the registrant below the first paragraph of
        text required on the signatures page.

Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-11

11.   We note from page 8 that you provide after-sale services to your customers. Please revise
        your revenue policy in future filings to also discuss your accounting policy with regards
        to revenues earned from providing such services. Please provide us with your proposed
        disclosure as part of your response.

12.   We note from your table on page F-18 that certain finished goods are now held on
        consignment. Please explain to us and revise future filings to disclose your revenue
        recognition policies with regards to the sale of consigned inventories.

Note 15. Additional Product Sales Information, page F-24

13.   We noted your discussion on page 3 that you have three major product lines, linear
        motors and integrated systems, specialty micro-motors, and industrial rotary motors.
        Please revise to report revenues from external customers for each product line in
        accordance with FASB ASC 280-10-50-40.

Note 16. Business Combinations, page F-24

14.   We noted that you recorded a significant amount of goodwill in conjunction with the
        acquisition of Simo Motor in October 2009. Please revise future filings to provide
        investors with a qualitative description of the factors that make up the goodwill
        recognized. We refer you to FASB ASC 805-10-50.

15.   We see that you provided a table that summarizes the net book value and the fair value of
        the assets acquired and liabilities assumed from Simo Motor, however, given the
        significance of the acquisition and the impact to your current balance sheet, it appears
        this table is too condensed to provide significant value to investors. Please revise in
        future filings to provide the fair value of each major class of consideration, such as cash,
        accounts receivable, inventory, etc.

16.   We see your disclosure that you used an independent appraisal to determine the fair value of Simo Motor's net assets. Please tell us and revise future filings to clarify the nature and extent of the third party appraiser's involvement and management's reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

Exhibit 21.1

17.   Given the date of the document from which you incorporate, please tell us how this exhibit reflected the subsidiaries you held at the time you filed your annual report on Form 10-K, including those acquired as a result of the October 2009 transaction mentioned in your document. Also confirm that you will file an Exhibit 21 in future filings that reflects all subsidiaries.

Exhibits 31.1 and 31.2

18.   We note that the identification of the certifying individual at the beginning of the exhibits required by Regulation S-K Item 601(b)(31) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Form 10-Q for the period ended June 30, 2010

Financial Statements, page 3

Note 7. Inventories, page 19

19.   We note your table on page 20 includes a $1.4 million adjustment for the recovery of inventory reserves. Please clarify for us the nature of the recovery and how it resulted.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Policies and Estimates, page 35

Inventories, page 36

20.   We noted your disclosure that you sometimes require a binding purchase order or a signed agreement by your customers agreeing to pay for and take possession of finished

goods inventory parts for the duration of the agreement in order to mitigate certain risks. Please tell us more about the terms of such agreements, including the nature of the finished goods parts and the accounting for transactions that are a part of these agreements, including the transfer of inventory to customers, the transfer back to you, if applicable, and related revenue recognition.

Results of Operations, page 38

21. We also noted that your revenues for the three and six months periods ended June 30, 2010 increased significantly from corresponding revenues in the same periods last year. In light of the significant increase in revenues, please provide us with a detail explanation that quantifies, and describes the underlying nature of each factor that caused the significant changes in revenue between the three and six months period ended June 30, 2010 and the corresponding prior interim period presented. For example, please quantify each material factor, i.e. such as price changes and / or volume changes by type of product, disclose separately the effect on operations attributable to each factor causing the aggregate change from period to period, and disclose the nature of or reason for each factor causing the aggregate change.

Definitive proxy statement on Schedule 14A filed June 24, 2010

22. In future filings, please provide the disclosure required by Item 407(c)(2)(vi) of Regulation S-K. Refer to Securities Exchange Act Release 34-61175 (Dec. 16, 2009) for guidance. Include in your response the disclosure you would have included in this filing.

Board Leadership Structure

23. Given your disclosure that one individual serves as chairman and chief executive, please tell us and revise future filings to disclose whether you have a lead director and what specific role the lead director plays in the leadership of the board.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3212 if you have any questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3316 or Geoffrey Kruczek, Reviewing Attorney, at (202) 551-3641 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.
.

Sincerely,

Jeff Jaramillo
Branch Chief